Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for June 2020

Santiago, Chile, July 9, 2020– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (IPSA: LTM) today reported its preliminary monthly traffic statistics for June 2020 compared with the same period of 2019.

System passenger traffic (measured in revenue passenger kilometers (RPK)) decreased 95.2%, while capacity fell 93.6%. As a result, the Company’s load factor for the month decreased 21.6 percentage points to 61.4%. International passenger traffic accounted for approximately 30% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	June				Year to Date
	2020	2019	% Change		2020	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	456	9,568	-95.2%		29,894	61,003	-51.0%
DOMESTIC SSC (1)	72	1,619	-95.6%		5,742	10,616	-45.9%
DOMESTIC BRAZIL (2)	248	2,362	-89.5%		9,096	14,987	-39.3%
INTERNATIONAL (3)	136	5,587	-97.6%		15,056	35,401	-57.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	742	11,524	-93.6%		37,655	72,824	-48.3%
DOMESTIC SSC (1)	121	2,021	-94.0%		7,302	12,948	-43.6%
DOMESTIC BRAZIL (2)	371	2,999	-87.6%		11,438	18,498	-38.2%
INTERNATIONAL (3)	249	6,503	-96.2%		18,914	41,378	-54.3%

PASSENGER LOAD FACTOR
SYSTEM	61.4%	83.0%	-21.6	pp	79.4%	83.8%	-4.4	pp
DOMESTIC SSC (1)	59.1%	80.1%	-21.0	pp	78.6%	82.0%	-3.4	pp
DOMESTIC BRAZIL (2)	66.7%	78.8%	-12.0	pp	79.5%	81.0%	-1.5	pp
INTERNATIONAL (3)	54.6%	85.9%	-31.3	pp	79.6%	85.6%	-6.0	pp

PASSENGERS BOARDED (thousand)
SYSTEM	273	5,569	-95.1%		18,294	35,049	-47.8%
DOMESTIC SSC (1)	59	2,032	-97.1%		6,575	12,482	-47.3%
DOMESTIC BRAZIL (2)	194	2,255	-91.4%		8,217	14,175	-42.0%
INTERNATIONAL (3)	21	1,282	-98.4%		3,501	8,392	-58.3%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	248	278	-10.9%		1,549	1,748	-11.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	310	504	-38.5%		2,506	3,125	-19.8%

CARGO LOAD FACTOR
SYSTEM	79.9%	55.1%	24.7	pp	61.8%	55.9%	5.9	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world. Prior to the COVID-19 crisis, it offered services to 145 destinations in 26 countries, including six domestic markets in South America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

In 2019, the airline group transported over 74 million passengers, operating approximately 1,400 flights per day. Last year, it ranked as the world’s most on-time ‘global network airline’ by Cirium and most punctual ‘mega airline’ by OAG, also being voted the ‘best airline in South America’ in the Skytrax World Airline Awards 2019.

LATAM Airlines Group has over 300 aircraft in its fleet, featuring the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

For further information visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.